Filed Pursuant to Rule 424(b)(3)
                                                Registration No. 333-51768

                              Infinite Group, Inc.

                              Prospectus Supplement
                      to Prospectus dated February 2, 2001

      You should read this Prospectus Supplement and the related Prospectus carefully before you invest. Both documents contain information you should consider when making your investment decision.

      On February 8, 2001, we issued a drawdown notice to Cockfield Holdings Limited in connection with the Common Stock Purchase Agreement dated November 20, 2000, evidencing an equity draw down facility between Cockfield Holdings Limited and us. This notice offered to sell up to $250,000 of our common stock to Cockfield Holdings Limited based on the formula in the Stock Purchase Agreement, during the 20 trading day period beginning on February 9, 2001 and ending on March 9, 2001, but at not less than $3.00 per share. During this period, Cockfield Holdings Limited purchased a total of 21,737 shares of our common stock at an average purchase price of $2.8753 per share. These purchases resulted in aggregate proceeds of $62,500 being paid and released from escrow to us by Cockfield Holdings Limited. Jessup & Lamont Securities Corporation received $2,969 as a placement fee in connection with this draw down.

      The attached prospectus relates to the resale of shares acquired by Cockfield Holdings Limited pursuant to the stock purchase agreement and pursuant to the exercise of warrants held by Cockfield Holdings Limited and Jessup & Lamont Securities Corporation. Because Cockfield Holdings Limited and Jessup & Lamont Securities Corporation may sell some or all of these shares, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of these shares, we cannot estimate the actual amount of shares that they will hold after the completion of the offering.

      We expect to use the proceeds of this sale of common stock for general working capital purposes.

            The date of this prospectus supplement is March 13, 2001